Exhibit 20.1

If you have sold or otherwise transferred all of your shares in Elan Corporation, plc, please pass this document to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. THIS DOCUMENT IS BEING SENT TO YOU FOR INFORMATION ONLY AND REQUIRES NO ACTION TO BE TAKEN BY SHAREHOLDERS.

Application has been made to the Irish Stock Exchange for the re-classification of the listing of the Company’s Ordinary Shares on the Official List of the Irish Stock Exchange from a primary listing to a secondary listing under Chapters 1 and 11  of the Listing Rules. It is expected that the change in listing status will become effective on 3 November, 2011. No change is proposed to be made to the Company’s listing on the New York Stock Exchange. Notwithstanding the re-classification, the Ordinary Shares will continue to be traded on the main market for listed securities of the Irish Stock Exchange.

This document should be read as a whole. This document does not constitute or form part of any offer or invitation to sell or issue or a solicitation of any offer to acquire, purchase or subscribe for shares in any jurisdiction.

Elan Corporation, plc

(Incorporated in Ireland with limited liability under the Companies Acts 1963-2009, registered number 30356)

Directors
Robert A. Ingram, Chairman
Kelly Martin, Chief Executive Officer
Lars Ekman*
Hans Peter Hasler*
Gary Kennedy*
Patrick Kennedy*
Giles Kerr*
Kieran McGowan*
Kyran McLaughlin*
Donal O'Connor*
Richard Pilnik*
Dennis Selkoe*
Andrew von Eschenbach*
* denotes non-executive
Head and Registered Office Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.

3 October, 2011

FOR INFORMATION ONLY to the holders of Ordinary Shares

Introduction
Your Board has decided that it would be in the best interests of the Company and its Shareholders for the Company to reclassify its Primary Listing on the Official List of the Irish Stock Exchange to a Secondary Listing on the Official List of the Irish Stock Exchange (the “Reclassification”).  The Company’s listing on the NYSE will not be affected by this Reclassification.

The purpose of this document is to give you the reasons for, and details of, the proposed Reclassification. The Reclassification is not subject to the approval of Elan Shareholders and this document is being sent to you for information purposes only. It is expected that the Reclassification will be effective on 3 November, 2011.

Background to, and reasons for, the Reclassification
Following the announcement on 9 May, 2011 of the execution of a definitive agreement under which Alkermes Inc. would merge with the Elan Drug Technology (“EDT”) business unit, the drug formulation and manufacturing business unit of the Company with its main manufacturing facilities in Athlone, Ireland, Gainesville, Georgia United States, the Company has reviewed its stock exchange listings to ensure that they are appropriately aligned with our business and shareholder base.  With the completion of the merger of Elan’s EDT business with Alkermes Inc. by way of their combination under a newly-formed company, Alkermes plc, which is incorporated in Ireland and headquartered in Dublin, on 16 September, 2011, your Board believes that it is now appropriate to re-classify the Company’s  primary listing on the Official List of the Irish Stock Exchange to a secondary listing on that exchange. Such a listing will more appropriately reflect the Company’s shareholder and share trading profile.

The company currently has 589 million shares in issue of which 494.5 million (approximately 84%) are in the form of American Depositary Shares and are traded on the New York Stock Exchange.  The remaining 94.5 million shares, (approximately 16%) are held in Ordinary Share form and are traded on the Irish Stock Exchange.  Based on the most recent shareholder analysis prepared by Capital Precision Limited for the company, approximately 75% of its shares are owned by holders in North America and over 20% are held by European holders.  The level of liquidity on the NYSE is a multiple of that on the ISE with an average 3-month trading volume of approximately 4 million shares traded daily on the NYSE compared to the average 3-month trading volume on the ISE of approximately  400,000 shares traded daily.  Following the re-classification, Irish and other Eurozone Shareholders will continue to have access to a Euro currency quote and Elan shares will continue to form part of the ISEQ indices.  It is not therefore expected that the change in listing will have any material impact on trading or liquidity in the Company’s shares (existing share certificates in issue in respect of Ordinary Shares will remain valid and Ordinary Shares held in uncertified form will continue to be held in CREST).  Elan maintains its commitment to Ireland and Elan will continue to maintain its head office and registered office in Ireland.

The Reclassification to Secondary Listing
Under the Listing Rules, an Irish incorporated company may apply to be treated as an overseas issuer with a secondary listing on the Irish Stock Exchange only if certain strict conditions are satisfied. These conditions include that the issuer has its primary market in a country other than Ireland. In forming its view that this is the case, the Irish Stock Exchange must be satisfied that the issuer’s commercial focus, market and shareholder base are otherwise than in Ireland. For the purposes of its review the ISE consider, inter alia, the jurisdiction in which the majority of shares are held by the public (no more than 20% may be in Ireland; only approximately 5% of Elan Shares are held by Irish holders) and require that the majority of trading in the shares of the candidate company be on the exchange where the company has its overseas primary listing (trading on the NYSE has on average accounted for more than 90% of traded volume in Elan Shares in the last 12 month period  up to 31 August, 2011).

Based on its characteristics, Elan has applied to the Irish Stock Exchange to have its listing status changed so that it is treated for ISE Listing Rule purposes  as an overseas company with a secondary listing in Ireland and the Irish Stock Exchange have approved this application. In order for the Reclassification to be effective, 20 business days notice is required to be provided to Shareholders and to the market, and this document, together with today’s announcement on the subject, commences this notice period. Accordingly it is expected that the Reclassification will be effective on 3 November, 2011.

Continuing Obligations associated with a Secondary Listing
As a secondary listed company, Elan will continue to be admitted to a regulated market in the EU (it will remain on the Official List) and therefore will remain subject to the regulatory requirements imposed by the EU that apply to all securities that are admitted to trading on such regulated markets. The Company will therefore remain subject, inter alia, to the Prospectus Regulations and the Prospectus Rules, the Transparency Regulations and the Transparency Rules, the Market Abuse Regulations and the Market Abuse Rules, the Shareholders Rights Regulations and the European Communities Regulations. The Company’s reporting of financial results during the fiscal year will not be altered by the Reclassification, and nor will its obligation to ensure public disclosure of Inside Information without delay. The Company will also remain subject to the Irish Takeover Rules.

Elan is committed to the adoption and maintenance of the highest standards of corporate governance and compliance and has annually disclosed analysis of its compliance with the UK Corporate Governance Code and its predecessor codes. Following the Reclassification, Elan will continue to be subject to the Listing Rule requirement that it include in its annual report a statement as to its observance of the principles and provisions of the UK Corporate Governance Code. Elan has also adopted a Securities Trading Policy which incorporates the Model Code and relevant requirements under the SEC rules and intends to continue to adhere to, and to require all relevant staff to adhere to, this Securities Trading Policy notwithstanding that the Model Code will no longer be applicable to Elan following the Reclassification.

Elan will also continue to remain subject to the requirement to maintain a sponsor in respect of its listing on the ISE at all times for the duration of that listing. Davy continues to be retained as Elan’s sponsor.

A summary of the main differences between the regulatory requirements of companies with a Secondary Listing as opposed to a Primary Listing is set out in the Appendix to this letter.

Conclusion
For the reasons set out in this document, the Board believes that the Reclassification of Elan’s listing on the Irish Stock Exchange at this time is appropriate and is in the best interests of the Company and its Shareholders, and the Board has decided to effect the Reclassification with effect from 3 November 2011.

Yours faithfully,

Robert A. Ingram

Chairman

Appendix

Outlined below is a summary of the main differences between a Secondary and Primary Listing on the Official List of the Irish Stock Exchange.

1.
Eligibility requirements for a Secondary Listing are less strict: Companies with a Secondary Listing are not required to: (i) control the majority of their assets and to have done so for the last three years and; (ii) carry on an independent business as their main activity.

2.
The Model Code does not apply to a company with a Secondary Listing. The Directors adhere to and have imposed on Persons Discharging Managerial Responsibility within the Elan Group, a Securities Trading Policy, which incorporates both the Model Code requirements and the requirements under the relevant SEC rules. The Company intends to continue to adhere to, and to require all relevant staff to adhere to, its Securities Trading Policy notwithstanding the Reclassification.

3.
A Secondary Listing does not require a company to offer pre-emption rights pursuant to the Listing Rules. However the Company will remain subject to the Companies (Amendment) Act 1983 which regulates capital allotment authority and pre-emption rights. The Company does not intend to alter its approach in relation to annual renewal of general allotment authority and dis-application of pre-emption rights.

4.
A company with a Secondary Listing is not required to comply with the Listing Principles contained in Chapter 5 of the Listing Rules. This does not constitute a change for the Company as the Listing Principles are applicable only to companies with a dual primary listing in Ireland and the United Kingdom.

5.
A Secondary Listing does not require a company to comply with all of the provisions of Chapter 6 of the Listing Rules. Chapter 6 contains, inter alia, rules around pricing and structure of equity issues, co-option of directors and miscellaneous notification and disclosure obligations including in relation to capital, board changes, major interest in shares, directors shareholdings, content of preliminary statement of annual results and content of annual reports. As noted above the continued application to the Company of the Transparency Regulations and the Market Abuse Regulations will mean there will be no change in the obligation to ensure public disclosure of Inside Information without delay, and no notable change in the obligation of directors and shareholders to notify relevant holdings.

6.
A Secondary Listing does not require a company to comply with the provisions of Chapter 7 of the Listing Rules which sets out requirements for shareholders to be notified of certain transactions and to have the opportunity to vote on proposed significant transactions.

7.
A Secondary Listing does not require a company to comply with Chapter 8 of the Listing Rules which contains rules intended to prevent a related party from taking advantage of its position in respect of transactions with the listed company, including requirements for shareholders to be notified of certain transactions and to have the opportunity to vote on proposed significant transactions with a related party. Any such transactions conducted by the Company would, following the Reclassification continue to need to comply with the provisions of Irish law.

8.
Companies with a Secondary Listing are not required to comply with Chapter 9 of the Listing Rules which applies to companies dealing in their own securities. Notwithstanding the fact that Chapter 9 would no longer apply to the Company, in the event of the transfer to Secondary Listing becoming effective, any such purchase would, in any event, continue to be subject to the requirements of Irish law including the Market Abuse Regulations.

9.
A company with a Secondary Listing is not required to comply with the requirements relating to the content of circulars issued to shareholders of companies with a Primary Listing as detailed in Chapter 10 of the Listing Rules.

10.
Companies with a Secondary Listing are not required to limit the number of shares pursuant to warrants/options (excluding employee shares schemes) to 20 per cent. of existing issued shares. The Company has no intention of breaching this 20 per cent. limit.

Definitions

“Alkermes”	Alkermes, Inc
“American Depositary Receipts” or ADR(s)”	American Depositary Receipts, evidencing ADSs;
“American Depositary Shares” or “ADSs”	American Depositary Shares, each of which represents one Ordinary Share;
“BioNeurology”	the bioneurology division of the Elan Group;
“Board” or “Directors”	the board of directors of Elan from time to time;
“Circular”	this document;
“Davy”	J&E Davy, trading as Davy;
“EDT”	the Elan Drug Technology business, a division of the Elan Group until the completion of its merger with Alkermes 0n 16 September, 2011 under a new holding company, Alkermes plc;
“Elan” or the “Company”	Elan Corporation, plc a public company incorporated in Ireland (registered number 30356) with its registered office at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland;
“Elan Group” or “the Group”	Elan and its subsidiary undertakings;
“Employee Equity Purchase Plans”	employee equity purchase plans operated by the Elan Group;
“EU”	the European Union;
“European Communities Regulations”	European Communities (Directive 2006/46/EC) Regulations 2009 (SI No. 450 of 2009) of Ireland;
“Inside Information”	inside information as defined in the Market Abuse Regulations;
“Irish Stock Exchange” or “ISE”	The Irish Stock Exchange Limited;
“ISEQ Indices”	the indices operated by the ISE;
“Market Abuse Regulations”	the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland (SI No. 342 of 2005);
“Model Code”	the Model Code on directors’ dealings in securities as set out in Listing Rule 6 Appendix 1;
“NYSE”	the New York Stock Exchange;
“Listing Rules”	the listing rules of the Irish Stock Exchange relating to admission to the Official List;
“Official List”	the Official List of the Irish Stock Exchange;
“Ordinary Shares”	ordinary shares of nominal value €0.05 each in the capital of Elan;
“Primary Listing”	a listing by the Irish Stock Exchange by virtue of which the issuer is subject to the full requirements of the Listing Rules;
“Prospectus Regulations”	the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (SI No. 324 of 205);

“Reclassification”
the reclassification of the Company’s status as an overseas company with a secondary listing under 11.4 of the Listing Rules, instead of its current status as an issuer of equity securities with a primary listing on the Irish Official List under the Listing Rules;

“RIS”
one of the regulatory information services authorised by the Irish Stock Exchange and/or  the Financial Services Authority in the United Kingdom to receive, process and disseminate regulated information from listed companies;

“SEC”	The United States Securities and Exchange Commission;
“Secondary Listing”	a listing by the Irish Stock Exchange of equity securities of an overseas company which is not a Primary Listing;
“Shareholders”	the holders of Ordinary Shares;
“Shareholders Rights Regulations”	Shareholders’ Rights (Directive 2007/36/EC) Regulations 2009 (SI No. 316 of 2009) of Ireland;
“Securities Trading Policy”	the stock trading policy regulating any dealing in Elan securities by the Directors and by relevant employees of Elan;
“Takeover Rules” or “Irish Takeover Rules”	means the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended);
“Transparency Regulations”	the Transparency (Directive 2004/109/EC) Regulations 2007 (SI No. 277 of 2007) of Ireland;
“Transparency Rules”	the rules issued by the Central Bank of Ireland under section 22 of the Investment Funds, Companies and Miscellaneous Provisions Act, 2006; and
“UK Corporate Governance Code”
the UK Corporate Governance Code, published by the Financial Reporting Council, which sets out standards of good practice in relation to board leadership and effectiveness, remuneration, accountability and relations with shareholders.